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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

                           (Name of Subject Company)

                                OLIVETTI S.P.A.
                                 MANNESMANN AG
                        KENSINGTON ACQUISITION SUB, INC.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                                  150918 10 0
                     (CUSIP Number of Class of Securities)
                            ------------------------

                              DR. KURT J. KINZIUS
                                 MANNESMANN AG
                                MANNESMANNUFER 2
                                40213 DUSSELDORF
                                    GERMANY
                           TELEPHONE: 49-211-820-2400

                                      and

                               MARCO DE BENEDETTI
                                OLIVETTI S.P.A.
                              VIA LORENTEGGIO 257
                                  20152 MILAN
                                     ITALY
                           TELEPHONE: 39-2-4836-6701

                                WITH A COPY TO:

                              NEIL NOVIKOFF, ESQ.
                            WILLKIE FARR & GALLAGHER
               787 SEVENTH AVENUE, NEW YORK, NEW YORK 10019-6099
              TELEPHONE: (212) 728-8000, FACSIMILE: (212) 728-8111
                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION* $1,433,328,040.00         AMOUNT OF FILING FEE $286,665.61

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 21,799,666 shares of common stock, $0.01 par value per share (the "Shares"), of Cellular Communications International, Inc. at a price of $65.75 per Share in cash, without interest. The filing fee calculation is based on the 16,715,306 Shares outstanding as of November 30, 1998 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 5,084,360 Shares upon the exercise of outstanding options and other rights and securities exercisable into Shares. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.                                      Filing Party: Not applicable.
Form or Registration No.: Not applicable.                                    Date Filed: Not applicable.

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
                                     14D-1

CUSIP NO. 150918 10 0

       1.  NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Kensington Acquisition Sub, Inc.

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)    [  ]
           (b)    [  ]

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
           AF

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)
           [  ]

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      10.  TYPE OF REPORTING PERSON
           CO

                                     14D-1

CUSIP NO. 150918 10 0

       1.  NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Olivetti S.p.A.

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)    [  ]

           (b)    [  ]

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS

           WC

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR
           2(f) [  ]

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           Italy

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      10.  TYPE OF REPORTING PERSON

           CO

                                     14D-1

CUSIP NO. 150918 10 0

       1.  NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Mannesmann AG

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)    [  ]

           (b)    [  ]

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS

           WC

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)
           [  ]

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      10.  TYPE OF REPORTING PERSON

           CO

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Kensington Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 19, 1990, by and between the Company and Continental Stock Transfer and Trust Company, Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), at $65.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). Purchaser is owned as to 50% of its outstanding capital stock by Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), and as to 50% of its outstanding capital stock by Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and was formed solely to effect the Offer and the transaction contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Cellular Communications International, Inc., and the address of its principal executive offices is 110 East 59th Street, New York, New York 10022. The telephone number of the Company at such location is (212) 906-8480.

    (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Purchaser, Olivetti and Mannesmann. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Purchaser, Olivetti and Mannesmann" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Purchaser, Olivetti and Mannesmann, and the name of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Olivetti or Mannesmann nor, to the best knowledge of Purchaser, Olivetti and Mannesmann, any of the persons or entities listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)(1) Other than the transactions described in Item 3(b) below, none of Purchaser, Olivetti or Mannesmann nor, to the best knowledge of Purchaser, Olivetti and Mannesmann, any of the persons or entities listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

    (a)(2) Other than the transactions described in Item 3(b) below, none of Purchaser, Olivetti or Mannesmann nor, to the best knowledge of Purchaser, Olivetti and Mannesmann, any of the persons or entities listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

    (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Olivetti and Mannesmann," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

    (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Nasdaq National Market Designation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Olivetti and Mannesmann" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION," "Certain Information Concerning Purchaser, Olivetti and Mannesmann," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser, Olivetti or Mannesmann, or to the best knowledge of Purchaser, Olivetti and Mannesmann, any of the persons or entities listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Effect of the Offer on the Market for the Shares; Nasdaq National Market Designation; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated December 17, 1998.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(7)     Press Release of Olivetti and Mannesmann dated December 11, 1998.

(a)(8)     Press Release of Olivetti and Mannesmann dated December 17, 1998.

(a)(9)     Summary Advertisement.

(b)        None.

(c)(1)     Agreement and Plan of Merger, dated as of December 11, 1998, by and between
           Purchaser and the Company.

(c)(2)     Stockholders Agreement, dated as of December 11, 1998, by and among Purchaser, the
           Company and certain stockholders of the Company.

(c)(3)     Option Agreement, dated as of December 11, 1998, by and between Purchaser and the
           Company.

(c)(4)     Guarantee, dated as of December 11, 1998, by and among Olivetti, Mannesmann and the Company.

(c)(5)     Confidentiality Agreement, dated December 1, 1998, by and between Olivetti,
           Mannesmann and the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1998

                                              KENSINGTON ACQUISITION SUB, INC.

                                              By: /s/ MARCO DE BENEDETTI
                                              ---------------------------------------------
                                              Name:  Marco De Benedentti
                                              Title:   Co-President and Co-Secretary

                                              By: /s/ DR. KURT KINZIUS
                                              ---------------------------------------------
                                              Name:  Dr. Kurt Kinzius
                                              Title:   Co-President and Co-Secretary

                                              OLIVETTI S.P.A.

                                              By: /s/ ROBERTO COLANINNO
                                              ---------------------------------------------
                                              Name:  Roberto Colaninno
                                              Title:   Chief Executive Officer

                                              MANNESMANN AG

                                              By: /s/ DR. GOETZ MUELLER
                                              ---------------------------------------------
                                              Name:  Dr. Goetz Mueller
                                              Title:   Executive Vice President

                                              By: /s/ DR. JOACHIM PETERS
                                              ---------------------------------------------
                                              Name:  Dr. Joachim Peters
                                              Title:   Counsel

                               INDEX TO EXHIBITS

                                                                                        SEQUENTIAL
EXHIBIT                                                                                 PAGE NO.
---------                                                                               ---------
(a)(1)     Offer to Purchase, dated December 17, 1998.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
(a)(7)     Press Release of Olivetti and Mannesmann dated December 11, 1998.
(a)(8)     Press Release of Olivetti and Mannesmann dated December 17, 1998.
(a)(9)     Summary Advertisement.
(c)(1)     Agreement and Plan of Merger, dated as of December 11, 1998, by and between
           Purchaser and the Company.
(c)(2)     Stockholders Agreement, dated as of December 11, 1998, by and among
           Purchaser, the Company and certain stockholders of the Company.
(c)(3)     Option Agreement, dated as of December 11, 1998, by and between Purchaser and the Company.
(c)(4)     Guarantee, dated as of December 11, 1998, by and among Olivetti, Mannesmann and the Company.
(c)(5)     Confidentiality Agreement, dated December 1, 1998, by and between Parent and the Company.
(d)        None.
(e)        Not Applicable.
(f)        None.